Exhibit 99.1

Criteo Announces Commencement of Follow-on Offering

New York, March 17, 2014 – Criteo S.A. (Nasdaq: CRTO) announced today that it has commenced a public offering of 5,250,000 American Depository Shares, or ADSs, each representing one of Criteo’s ordinary shares. Criteo proposes to issue and sell an aggregate of 525,000 ordinary shares in the form of ADSs and certain existing shareholders of Criteo propose to sell an aggregate of 4,725,000 ordinary shares in the form of ADSs. The underwriters of the offering will have a 30-day option to purchase from the selling shareholders up to an additional 787,500 ordinary shares, on the same terms and conditions. Criteo will not receive any proceeds from the sale of ordinary shares by its existing shareholders.

The underwriters for the Company’s initial public offering in October 2013 and Criteo have consented to the release of lock-up restrictions with respect to the ordinary shares to be issued by Criteo in the follow-on offering and the ordinary shares held by the participating selling shareholders, including certain officers and directors of Criteo, to be sold in the follow-on offering, in each case in order to facilitate sales of such ordinary shares in the follow-on offering.

A registration statement relating to the ordinary shares has been filed with the U.S. Securities and Exchange Commission but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. The registration statement can be accessed via the U.S. Securities and Exchange Commission internet site at www.sec.gov.

J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Morgan Stanley & Co. LLC and Jefferies LLC are acting as joint book-running managers for the offering. Stifel, Nicolaus & Company, Incorporated, Pacific Crest Securities LLC, SG Americas Securities, LLC and William Blair & Company, L.L.C. are acting as co-managers for the offering.

This offering is made only by means of a prospectus. A copy of the final prospectus related to the offering may be obtained at no cost, when available, by visiting EDGAR on the Securities and Exchange Commission’s website (www.sec.gov), or from J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Phone: (866) 803-9204; or Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, by email at prospectus.CPDG@db.com, or by telephone at (800) 503-4611; Morgan Stanley & Co. LLC Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by calling (866) 718-1649, or by emailing a request to prospectus@morganstanley.com; or Jefferies LLC, Equity Syndicate Prospectus Department, at 520 Madison Avenue, 2nd Floor, New York, NY, 10022, by emailing Prospectus_Department@Jefferies.com or by phone at (877) 547-6340.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the ordinary shares or the American Depositary Shares representing the ordinary shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

CONTACT:

Criteo Investor Relations

Edouard Lassalle, Head of IR

e.lassalle@criteo.com

Denise Garcia, ICR, Inc.

denise.garcia@icrinc.com

Criteo Public Relations

Emma Ferns, Global PR Director

e.ferns@criteo.com